

Mail Stop 4631

March 15, 2017

Via E-Mail
Mr. Dale Francescon
Chairman and Co-Chief Executive Officer
Century Communities, Inc.
8390 East Crescent Parkway, Suite 650
Greenwood Village, CO 80111

      Re: **Century Communities, Inc.**
             Registration Statement on Form S-4
             Filed March 10, 2017
             File No. 333-216599

Dear Mr. Francescon:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

      You may contact Edward M. Kelly, Special Counsel, at (202) 551-3728 with any questions.

                         Very truly yours,

                         /s/ Pamela A. Long

                         Pamela A. Long
                         Assistant Director
                         Office of Manufacturing and Construction

cc: Via E-Mail
       Mark J. Kelson, Esq.
       Greenberg Traurig LLP

Mr. Dale Francescon
Century Communities, Inc.
March 15, 2017
Page 2

1840 Century Park East, Suite 1900
Los Angeles, CA 90067